06005616

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 6 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MarketAxess Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway, 42nd Floor
(No. and Street)

New York	NY	10005-1101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James N.B. Rucker 212-813-6383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 6 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James N.B. Rucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MarketAxess Corporation, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN A. KACHURA
Notary Public, State of New York
No. 01KA5074829
Qualified in Kings County
Commission Expires 3/24/07

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MarketAxess Corporation

(A wholly-owned subsidiary of MarketAxess Holdings Inc.)

Statement of Financial Condition

December 31, 2005

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Index
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and
Shareholder of MarketAxess Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of MarketAxess Corporation (a wholly owned subsidiary of MarketAxess Holdings Inc.) at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 13, 2006

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 31,497,318
Deposit with clearing broker	500,000
Accounts receivable, net of allowance of $438,381	10,827,700
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $12,868,811	4,389,319
Software development costs, net of amortization of $3,648,727	6,198,844
Prepaid expenses	1,702,445
Deferred tax assets, net	16,585,302
Other assets	502,620
Total assets	$ 72,203,548
Liabilities and Shareholder's Equity	
Liabilities	
Accrued employee compensation	$ 8,425,439
Deferred license revenue	357,632
Accounts payable, accrued expenses, and other liabilities	3,472,192
Payable to MarketAxess Holdings Inc.	4,315,468
Total liabilities	16,570,731
Shareholder's Equity	
Common stock $.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	53,619,497
Retained earnings	2,013,310
Total shareholder's equity	55,632,817
Total liabilities and shareholder's equity	$ 72,203,548

The accompanying notes are an integral part of this financial statement.

1. Organization and Principal Business Activity

MarketAxess Corporation, ("the Company"), was incorporated in Delaware on September 12, 1997, and operates an electronic, multi-dealer to client platform (the "System") primarily for U.S. high-grade corporate bonds and sovereign and corporate bonds issued by entities domiciled in an emerging markets country. The Company facilitates transactions between its broker-dealer and institutional investor clients. The Company is a wholly-owned subsidiary of MarketAxess Holdings Inc. (the "Parent"), which is a publicly traded enterprise listed on the NASDAQ under the symbol MKTX.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents include cash maintained at a U.S. bank and in two money market funds. The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is based upon the estimated collectibility of information and user fees.

Deposit with Clearing Broker

The deposit with a clearing broker consists of cash on deposit with an unrelated broker-dealer with whom the Company maintains a clearing agreement.

Depreciation and Amortization

Fixed assets are carried at cost less accumulated depreciation. The Company uses the straight-line method of depreciation over three years.

Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvement or the remaining term of the lease.

Software Development Costs

In accordance with Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," the Company capitalizes certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. The Company capitalizes employee compensation, related benefits and consultant's costs that are engaged in software development that is for internal use. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Income Taxes
Income taxes are accounted for using the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Credit Risk
Between December 2004 and March 2005 the Company operated an anonymous matching service for its broker-dealers clients. The Company executed trades on a riskless principal basis which were cleared and settled by an independent clearing broker-dealer. The Company was exposed to credit risk in the event a contra-party did not fulfill its obligation to complete the transaction. The Company used various procedures to manage its credit exposure, including a review of the credit standing and the establishment of credit limits for each contra-party.

Guarantees
The Company cleared all of the anonymous matching service transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2005, the Company had net capital of $14,819,822 which exceeded its required net capital of $1,104,715 by $13,715,107. The Company's ratio of aggregate indebtedness to net capital was 1.12 to 1.

The Company claims exemption from SEC Rule 15c3-3, as it does not hold customer securities or funds on account, as defined.

4. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements, net, are comprised of the following:

Computer, software and related equipment	$ 11,494,684
Office hardware	2,834,263
Furniture and fixtures	1,094,344
Accumulated depreciation	(11,753,831)
Total furniture and equipment, net	3,669,460
Leasehold improvements	1,834,839
Accumulated amortization	(1,114,980)
Total leasehold improvements, net	719,859
Total furniture, equipment, and leasehold improvements, net	$ 4,389,319

The Company removed from its books and records fixed assets with a cost of $15,833 that are no longer in use.

5. Software Development Costs

Software development costs, net, are comprised of the following:

Software development costs	$ 9,847,571
Accumulated amortization	(3,648,727)
Total software development costs, net	$ 6,198,844

The Company accounts for software development costs under the provisions of SOP No. 98-1. During the year ended December 31, 2005, software development costs totaling $3,395,268 were capitalized.

The Company removed from its books and records capitalized software development with a cost of $10,251,795 that is no longer in use. This software was fully amortized.

6. Income Taxes

The Company is a member of a consolidated U.S. Federal, state and local tax group and is party to a tax sharing agreement with its parent. The Company records the tax benefits and expenses that relate to its business and utilizes net operating losses in a manner that is consistent with their use in the consolidated tax returns.

The Company is subject to the Alternative Minimum Tax ("AMT") that is imposed at the U.S. federal level. The Company can utilize 90% of its net operating loss carryforwards against taxable income and the remaining 10% of taxable income is subject to the AMT tax at a rate of 20%.

The Company has available various tax credits that can be used to reduce or eliminate current or future tax liabilities. A summary of these credits and their expiration dates are as follows:

Expire Beginning December 31,	
Research activity credit carryforwards	
2012	$ 60,640
2018	132,445
2019	91,666
2020	3,451
2022	122,475
2023	333,031
2024	358,828
2025	341,737
	1,444,273
AMT tax credit carryforwards:	
Indefinite	375,184
New York Liberty Zone credit carryforwards:	
2013	167,216
Total tax credit carryforwards	1,986,673
Less: Valuation allowance	(410,677)
Net tax credit carryforwards	$ 1,575,996

In 2001, the Company had an ownership change within the meaning of Section 382 of the Internal Revenue Code. As a result of Section 382 and pertinent tax provisions, the utilization of $410,677 of research activity credits that expire in the years ending 2012 through 2022 may not be utilized prior to expiration and accordingly, an allowance for these credits has been established.

The following is a summary of the Company's gross deferred tax assets and liability, reduced to a net deferred tax asset by a valuation allowance:

Deferred tax assets	
Net operating loss carryforwards	$ 31,047,783
Depreciation	588,441
Allowance for doubtful accounts	195,080
Charitable contributions carryforwards	153,311
Goodwill and other intangible assets	373,677
Tax credits	1,986,673
Total deferred tax assets	34,344,965
Valuation allowance	(15,001,270)
Deferred tax asset	19,343,695
Deferred tax liability	
Capitalized development costs	(2,758,393)
Deferred tax assets, net	$ 16,585,302

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities in the tax rates is recognized in income in the period that included the enactment date. A valuation allowance is recognized against a deferred tax asset if it is more likely than not that some portion of the gross deferred tax asset will not be realized in future years.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. A valuation allowance is recorded when it is more likely than not that some portion or all of the gross deferred tax assets will not be realized in future years. As defined below, certain of the Company's operating loss carryforwards are subject to significant limitations on an annual utilization pursuant to the Internal Revenue Code.

As of December 31, 2005, the Company had net operating loss carryforwards for income taxes purposes of $69,770,300. In 2001, the Company had an ownership change within the meaning of Section 382 of the Internal Revenue Code. As a result of Section 382 and pertinent tax provisions, the utilization of $34,281,711 on a tax basis and $39,214,096 on a book basis of the Company's net operating loss carryforwards existing at the date of ownership change is subject to significant limitations.

During the year ended December 31, 2005, the Company reduced the valuation allowance by $3,135,028 to $15,001,270 based on management's current assessment of the factors impacting the valuation allowance previously recorded. Such factors include management's expectation of continuing future profitable operations and judgment concerning future utilization of certain net operating losses that are subject to section 382 limitations prior to their expiration. The Company believes it is likely, but subject to some uncertainty, that approximately 54% of the net operating losses will be utilized prior to their expiration in 2018. The Company has temporary differences (defined as the tax effect of the difference between the financial reporting basis and tax basis of certain balance sheet items) of $(1,447,882) available as of December 31, 2005.

The Company has a net operating loss carryforward of $2,006,074 that relates to a "single return loss year" within the meaning of the Internal Revenue Code that is subject to annual utilization limits.

A summary of the Company's net operating loss carryforwards and their related expiration dates is as follows:

Net operating loss carryforward	
Expire Beginning December 31,	
2018	$ 189,208
2019	5,541,107
2020	14,580,018
2021	31,802,576
2022	17,657,391
Total net operating loss carryforwards	$69,770,300

7. Related Parties

As of and for the year ended December 31, 2005, the Company had the following balances with related parties that include non-controlling shareholders of the Company's parent, MarketAxess Holdings Inc.:

Cash and cash equivalents	$ 31,497,319
Accounts receivable	5,028,313
Accounts payable	87,750

The Company is contingently obligated for a letter of credit obtained from an affiliate of a broker-dealer client for $197,823 (see Note 8).

In addition, at December 31, 2005, the Company recorded in other assets a receivable from its Parent of $180,411 and a receivable of $117,739 from an affiliate related by common ownership. At December 31, 2005 the Company had a payable to its Parent of $4,315,468 related primarily to a tax sharing agreement with the Parent.

8. Commitments and Contingencies

The Company maintains a securities clearing agreement with an unrelated clearing broker.

Under the securities clearing agreement the Company maintains a collateral deposit in the form of cash or U.S. government securities. As of December 31, 2005, the Company had $500,000 on deposit with the clearing broker.

At December 31, 2005, the Company is contingently obligated for a letter of credit deposited with a landlord for office space. The letter of credit for $197,823 which expires on September 1, 2006, is collateralized with a U.S. government obligation held in the name of MarketAxess Holdings Inc.

The Company leases its office space under non-cancelable lease agreements expiring at various dates through 2010. These leases are subject to escalation clauses based on certain costs incurred by the landlord.

Minimum rentals under such leases are as follows:

Year Ending December 31,	Minimum Rentals
2006	$ 1,153,355
2007	1,126,872
2008	1,126,872
2009	1,126,872
2010	187,812
Total	$ 4,721,783

9. Savings and Retirement Plans

The Company offers its employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). The 401(k) Plan is available to all full time employees of the Company. The Company made no matching contributions to the 401(k) Plan for the year ended December 31, 2005. In 2006 the Company began matching a percentage of employee contributions to the 401(k) Plan.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5

To the Board of Directors and
Shareholder of MarketAxess Corporation

In planning and performing our audit of the financial statements and supplementary schedules of MarketAxess Corporation (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 13, 2006